SEC FILE NUMBER 000-19882

CUSIP NUMBER 500600101

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 28, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Kopin Corporation

Full Name of Registrant

Not Applicable

Former Name if Applicable

125 North Drive

Address of Principal Executive Office (Street and Number)

Westborough, MA 01581-3335

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Kopin Corporation (the “Company”) is filing this Form 12b-25 with the Securities and Exchange Commission (the “Commission”) because additional time is needed for the Company to complete its Annual Report on Form 10-K for the fiscal year ended December 28, 2013 (the “Form 10-K”), which was due on March 13, 2014. The Company could not file the Form 10-K on March 13, 2014 without unreasonable effort or expense, however, in accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Company will file its Form 10-K no later than the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of the person to contact in regard to this notification.

Richard Sneider

(508) 870-5959

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes  ☒    No  ☐

(3)	Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

Yes  ☒    No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously disclosed in the Company’s press release issued on March 11, 2014, as incorporated into the Company’s current report on Form 8-K filed with the Commission on March 11, 2014, the Company announced financial results for the fourth quarter and fiscal year ended December 28, 2013, which included for the full year results as follows: Total revenues for the 12 months ended December 28, 2013, were $22.9 million, compared with $34.6 million in the same period of 2012, primarily reflecting a decline in sales of display products for military applications. Research and development expenses for the year were $17.5 million compared with $14.3 million in the same period of 2012, reflecting an increase in costs to develop our wearable and military technologies. Selling, general and administrative expenses were $19.1 million in 2013, compared with approximately $17.2 million in the same period of 2012. Included in the 2013 results of operations are a noncash charge to write-down certain intangible assets of approximately $1.5 million and impairment charges in investments of approximately $5.0 million. The Company sold its III-V product line and investment in Kopin Taiwan Corporation (KTC) on January 16, 2013. The gain on the sale and the results of operations of our III-V product line and KTC through the date of sale will be shown as discontinued operations. The Company’s net loss from continuing operations for the 12 months ended December 28, 2013 was $24.9 million, or $0.40 per share, compared with net loss from continuing operations of $21.2 million, or $0.33 per share, for the same period of 2012. Net loss for the 12 months ended December 28, 2013 was $4.7 million, or $0.08 per share, compared with net loss of $18.4 million, or $0.29 per share, for the same period of 2012.

Kopin Corporation

(Name of the Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 13, 2014	By:	/s/ Richard A. Sneider
Richard A. Sneider
Treasurer and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).